July 20, 2010

VIA EDGAR AND BY OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Form 10-K for the fiscal year ended December 31, 2009
Filed March 4, 2010
File #1-33805

Dear Mr. Hartz:

On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter sets forth the Company’s responses to the comments raised in your letter dated June 29, 2010 (the “Comment Letter”). For your convenience and the convenience of other members of the Staff of the United States Securities and Exchange Commission (the “SEC” or “Commission”), the Company has restated in this letter the comments set forth in the Comment Letter and set forth its responses immediately following each comment.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies – Fair Value of Investments, page 84

1.	We have reviewed your response to our prior comment one and have the following additional comments:

•	Please revise your proposed future disclosures to also include the percentage of fund assets for Level I, Level II and Level III categories as of each balance sheet date.

•	To the extent that any fund has Level I, Level II or Level III net assets that differ significantly from the percentages on a total fund basis, please address those differences.

•

We note your disclosure that the classification of your funds’ assets and liabilities will fluctuate. To the extent that there are significant fluctuations during a given reporting period and such fluctuations are not reflected in your investment balances at the end of the reporting period, please address those valuations and their impact on your strategy and results.

The Company’s response addresses each bullet point set forth above.

Och-Ziff Capital Management Group LLC

July 20, 2010

•	Please revise your proposed future disclosures to also include the percentage of fund assets for Level I, Level II and Level III categories as of each balance sheet date.

The Company will comply with this comment in future filings.

•	To the extent that any fund has Level I, Level II or Level III net assets that differ significantly from the percentages on a total fund basis, please address those differences.

We respectfully disagree with the Staff’s view that information about the classification of the net assets of any Och-Ziff fund would provide any meaningful information to the holders of our Class A Shares. We apply our valuation process consistently across each of our funds. The resulting valuation is what drives our calculation of quarterly management fees and annual incentive income, regardless of the classification, or change of classification, of any asset in any of our funds. We have, however, undertaken to disclose on a quarterly basis the classification of our total assets under management as of each balance sheet date.

•

We note your disclosure that the classification of your funds’ assets and liabilities will fluctuate. To the extent that there are significant fluctuations during a given reporting period and such fluctuations are not reflected in your investment balances at the end of the reporting period, please address those valuations and their impact on your strategy and results.

The Company respectfully informs the Staff that intra-period fluctuations in the classification of our funds’ assets and liabilities, whether or not significant, would not have any impact on either the investment strategies employed by the Company or the Och-Ziff funds or the Company’s results. Indeed, intra-period fluctuations in the classification of our assets under management generally will not result in corresponding changes to the amount of our assets under management because it is the valuation of those assets, and not their classification, which drives the amount of assets under management from period to period.

First, regarding possible impacts to our strategy: Our investment professionals have one primary mandate, which is to identify investment opportunities across the global markets that fit within our investment and risk management approach and that they believe will benefit our fund investors. They analyze and pursue our investment strategies – across each of the Och-Ziff funds – without any regard to the classification that may result under the fair value hierarchy. Accordingly, our strategies are not in any way impacted by the fact that our funds’ assets and liabilities are subject to classification or what classification may result after an investment is made. In fact, just the opposite occurs – the strategies we employ to capitalize on the investment opportunities we identify determine the resulting classifications. Currently, we disclose the strategies that we use during a reporting period. In addition, we have undertaken, in response to the first comment of the Staff’s May 20, 2010 comment letter, to provide additional, specific information about significant impacts to the Company’s results that occur due to the employment during the period of specific strategies within each

Och-Ziff Capital Management Group LLC

July 20, 2010

of our most significant funds. We believe this information is the best information to inform holders of our Class A Shares on how the use of various investment strategies can impact the Company’s results.

Second, we respectfully inform the Staff that neither the classification nor any change in the classification from period to period or within any period has any impact on our results. Our results are a function of the revenues we generate, primarily from management fees and incentive income, and the expenses of running our business. Those revenues will not be impacted by the classification of any asset.

Furthermore, because we collect management fees in advance on the first day of each quarter, intra-period changes in the classification of our assets under management do not impact our results. Management fees, as disclosed in our historical filings, are collected quarterly based on our assets under management as of the first day of the quarter and are not subject to clawback. Therefore, even if there was a significant change in the classification of our net assets, or if our assets were to decrease in value for any reason during a given quarter, there would not be any impact on the management fees recorded for that quarter. Management fees for the succeeding quarter, however, would be based on the amount of assets under management as of the first day of that quarter. In such event, consistent with its current practices, the Company would disclose the reasons for significant changes in the amount of our assets under management within the MD&A section.

Because we collect incentive income only on profits attributable to each fund investor, generally determined on the last day of each fiscal year, and do not collect incentive income on a substantial portion of our Level III investments (those that relate to private investments) until such investments are sold or otherwise realized (regardless of their value at the time we crystallize our annual incentive income), incentive income is not impacted by the classification of our assets under management. Accordingly, disclosure of intra-period changes in the classification of our assets under management would not provide meaningful information to our Class A Shareholders.

We recognize, however, the Staff’s concern that the classification of assets within the fair value hierarchy may be a useful proxy for determining valuation risk. Accordingly, to address the concerns of the Staff reflected in the comment, we will begin to classify and review our total assets under management on a monthly basis. If there is any significant fluctuation in the classifications of our total assets under management during a reporting period that is not reflected in our investment balances at the end of the reporting period, we will provide explanatory disclosure, such as whether the difference reflects a material change in the Company’s business strategy during any given reporting period or may have a significant impact on our future results of operations.

* * * * * *

Och-Ziff Capital Management Group LLC

July 20, 2010

This confirms that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, or wish to discuss any part of the Company’s responses, please call the undersigned at (212) 790-0160 or Rani Doyle at (646) 562-4546.

Very truly yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel Frank
By:	Joel Frank
Title:	Chief Financial Officer, Senior Chief Operating Officer, Executive Managing Director and Director

cc:	Securities and Exchange Commission
Tricia Armelin
Anne McConnell

Och-Ziff Capital Management Group LLC
Jeffrey C. Blockinger

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